FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant’s name into English)

No.26, Zih Lian Road, Fonghua Village,
Sinshih Township, Tainan County 744,
Taiwan, Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Himax Technologies, Inc.

INDEX TO EXHIBITS

Exhibit

99.1	Press release entitled, “Himax reports third quarter 2007 results” dated November 2, 2007.

99.2	Himax third quarter 2007 results conference call transcript dated November 2, 2007.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HIMAX TECHNOLOGIES, INC.

By:	/s/ Max Chan
Name: Max Chan
Title: Chief Financial Officer

Date: November 1, 2007

3

Exhibit 99.1

HIMAX REPORTS THIRD QUARTER 2007 RESULTS

•	Third quarter 2007 revenue increased to $243.3 million - record high since inception
•	Third quarter 2007 gross margin increased to 22.5% - marks fourth consecutive quarter of improvement
•	Fourth quarter 2007 revenue expected to grow around mid-single digits, with gross margin to remain flat, and EPS to be in the range of $0.16 to $0.17

Board Authorizes $40 Million Share Buyback Program

Tainan, Taiwan, November 2, 2007 - Himax Technologies, Inc. (“Himax” or ”Company”)
(NASDAQ: HIMX) today reported financial results for the third quarter ended September 30, 2007.

Net revenue for the third quarter of 2007 was $243.3 million, representing 37.4% growth year-over-year and 9.2% growth sequentially.

Gross margin was 22.5% in the third quarter of 2007, up 510 basis points year-over-year and 210 basis points sequentially.

Operating margin was 8.2% in the third quarter of 2007. Operating income was $19.9 million, up from $0.8 million in the same period last year, and down from $24.9 million in the previous quarter.

Net income for the third quarter of 2007 was $21.8 million, up from $2.6 million in the same period last year, and down from $26.8 million in the previous quarter. The decline is primarily due to the grant of 2007 annual restricted share units at the end of September. This represents earnings per share of $0.11 per basic and diluted share, compared to $0.01 per basic and diluted share in the third quarter of 2006, and $0.14 per basic and diluted share in the second quarter of 2007.

Excluding share-based compensation and acquisition-related charges, non-GAAP operating margin was 14.9% in the third quarter of 2007. Non-GAAP operating income was $36.2 million, up from $12.2 million in the same period last year, and up from $28.1 million in the previous quarter.

Non-GAAP net income was $38.0 million, up from $14.1 million in the same period last year, and up from $30.0 million in the previous quarter. This represents earnings per share of $0.19 per basic and diluted share, compared to $0.07 per basic and diluted share in the third quarter of 2006, and $0.15 per basic and diluted share in the second quarter of 2007.

Share-based compensation was $15.7 million, compared to $11.5 million in the third quarter of 2006, and $1.5 million in the second quarter of 2007.  Acquisition-related charges were $0.6 million, compared to $0 in the third quarter of 2006 and $1.6 million in the second quarter of 2007.

A reconciliation of our gross margin, operating margin and diluted EPS excluding share-based compensation and acquisition-related charges, a non-GAAP financial measure, to GAAP gross margin, GAAP operating margin and diluted GAAP EPS, our most comparable GAAP figure, is set out in the attached reconciliation schedule.

Jordan Wu, President and Chief Executive Officer of Himax, commented, “We are pleased with the third quarter results as we achieved record high revenues. We were able to improve our gross margin for the fourth consecutive quarter, resulting in a seven fold increase in our year-over-year GAAP net income. Separately, on October 12, we announced plans to spin-off our TV and monitor chipset operation which will be named Himax Media Solutions, Inc., a wholly-owned subsidiary of Himax Taiwan upon its establishment. Himax Media Solutions, Inc. will be focusing on expanding market share in the global TV and monitor chipset market opportunity. We have identified certain strategic investors and plan to invite them to partner with us in the future. We believe this new company structure will allow us to better focus our resources for the global TV and monitor chipset market opportunity.”

Mr. Wu added, “On November 1st, our board approved a share repurchase program that authorizes the Company to repurchase up to $40 million worth of the Company's American Depository Receipts. The program does not obligate Himax to acquire any particular amount of ADRs and may be modified or suspended at any time at the Company's sole discretion. With the repurchase program, we reaffirm our confidence and optimism in the long term future of the company. This also demonstrates our commitment to deliver value to our shareholders.”

Max Chan, Chief Financial Officer of Himax, said, “We made our 2007 annual restricted share units grant of approximately $26.4 million at the end of September. Approximately 54.5%, or $14.4 million was paid out in cash, and vested and expensed immediately. The remainder of the grant will be vested in three equal installments over the next three years. Total share-based compensation accrued in the third quarter, including expenses from legacy grants amounted to $15.7 million, or $0.08 per diluted share.”

Looking forward, Mr. Wu added, “We expect revenue to grow around mid-single digit in the fourth quarter and gross margin to remain flat.  We expect diluted GAAP EPS to be in the range of $0.16 to $0.17.  ”

Investor Conference Call / Webcast Details
The Company’s management will review detailed third quarter 2007 results on Thursday, November 1, 2007 at 7:00 PM EDT (7:00 AM, Friday, November 2, Taiwan time).  The conference call-in number is +1-201-689-8560 (international) and +1-877-407-0784 (U.S. domestic). A live webcast of the conference call will be available on the Company’s website at www.himax.com.tw.  The playback will be available beginning two hours after the conclusion of the conference call and will be accessible by dialing +1-201-612-7415 (international) and 1-877-660-6853 (U.S. domestic). The account number to access the replay is 3055 and the confirmation ID number is 258193.

About Himax Technologies, Inc.
Himax Technologies, Inc. designs, develops and markets semiconductors that are critical components of flat panel displays. The Company’s principal products are display drivers for large-sized TFT-LCD panels, which are used in desktop monitors, notebook computers and televisions, and display drivers for small- and medium-sized TFT-LCD panels, which are used in mobile handsets and consumer electronics products such as digital cameras, mobile gaming devices and car navigation displays. In addition, the Company is expanding its product offering to include television semiconductor solutions, as well as LCOS products  Based in Tainan, Taiwan, the Company has regional offices in Hsinchu and Taipei, Taiwan; Suzhou and Shenzhen, China; Yokohama, Japan and Anyangsi Kyungkido, South Korea; and Irvine, California, USA.

Contacts:
Max Chan Chief Financial Officer Himax Technologies, Inc. +886-2-3393-0877 Ext. 22300 max_chan@himax.com.tw	Jackson Ko/Jessie Wang Investor Relations Himax Technologies, Inc. +886-2-3393-0877 Ext. 22240/22618 jackson_ko@himax.com.tw jessie_wang@himax.com.tw	In the U.S. David Pasquale The Ruth Group +1-646-536-7006 dpasquale@theruthgroup.com

Forward-Looking Statements:
Certain statements in this press release, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this press release. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; development of alternative flat panel display technologies; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.  We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

–Tables Attached –

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income

(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP.)
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Three Months Ended September 30,		Three Months Ended June 30,
	2007	2006	2007
Revenues
Revenues from third parties, net	$91,960	$88,878	$102,276
Revenues from related parties, net	151,377	88,227	120,607
	243,337	177,105	222,883

Costs and expenses:
Cost of revenues	188,626	146,287	177,452
Research and development	26,171	24,267	15,328
General and administrative	4,891	3,190	3,222
Sales and marketing	3,758	2,586	1,995
Total costs and expenses	223,446	176,330	197,997

Operating income	19,891	775	24,886

Non operating income (loss):
Interest income	1,429	2,000	1,514
Foreign exchange gains (losses), net	(29)	(1,298)	36
Other income, net	166	59	159
	1,566	761	1,709
Income before income taxes and minority interest	21,457	1,536	26,595
Income tax benefit	---	(1,246)	---
Income before minority interest	21,457	2,782	26,595
Minority interest, net of tax	316	(157)	247
Net income	$21,773	$2,625	$26,842

Basic earnings per ordinary share and ADS	$0.11	$0.01	$0.14
Diluted earnings per ordinary share and ADS	$0.11	$0.01	$0.14

Basic Weighted Average Outstanding Shares	197,690	197,110	197,656
Diluted Weighted Average Outstanding Shares	197,733	199,729	198,013

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Figures in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:	Three Months Ended September 30,		Three Months Ended June 30,
	2007	2006	2007
Share-based compensation
Cost of revenues	$355	$208	$25
Research and development	11,795	8,963	1,201
General and administrative	1,718	1,090	151
Sales and marketing	1,842	1,195	156
Total	$15,710	$11,456	$1,533

The amount of acquisition-related charges included in applicable expenses categories is summarized as follows:

Research and development	$250	$---	$1,234
Sales and marketing	304	---	408
Total	$554	$---	$1,642

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	Nine Months Ended
	September 30,
	2007	2006
Revenues
Revenues from third parties, net	$270,072	$238,939
Revenues from related parties, net	381,039	284,700
	651,111	523,639

Costs and expenses:
Cost of revenues	514,908	422,351
Research and development	56,299	46,772
General and administrative	11,113	6,582
Sales and marketing	7,254	4,690
Total costs and expenses	589,574	480,395

Operating income	61,537	43,244

Non operating income (loss):
Interest income	4,325	4,048
Impairment loss on an investment	---	(1,500)
Foreign exchange losses, net	(483)	(132)
Interest expense	---	(311)
Other income, net	367	172
	4,209	2,277
Income before income taxes and minority interest	65,746	45,521
Income tax expense	---	1,491
Income before minority interest	65,746	44,030
Minority interest, net of tax	888	59
Net income	$66,634	$44,089

Basic earnings per ordinary share and ADS	$0.34	$0.23
Diluted earnings per ordinary share and ADS	$0.34	$0.23

Basic Weighted Average Outstanding Shares	197,671	190,484
Diluted Weighted Average Outstanding Shares	197,834	193,698

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Figures in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable costs and expenses categories is summarized as follows:	Nine Months Ended September 30,
	2007	2006
Share-based compensation
Cost of revenues	$405	$250
Research and development	14,183	10,645
General and administrative	2,020	1,293
Sales and marketing	2,154	1,469
Total	$18,762	$13,657

The amount of acquisition-related charges included in applicable expenses categories is summarized as follows:

Research and development	$2,273	$---
Sales and marketing	810	---
Total	$3,083	$---

Himax Technologies, Inc.
Unaudited Condensed Consolidated Balance Sheets
(Figures in Thousands of U.S. Dollars, Except Per Share Data)

	September30,	June30,	December 31,
	2007	2007	2006
Assets
Current assets:
Cash and cash equivalents	$119,246	$137,508	$109,753
Marketable securities available-for-sale	16,109	13,327	8,828
Restricted cash equivalents	171	171	108
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	101,467	116,812	112,767
Accounts receivable from related parties, less allowance for doubtful accounts, sales returns and discounts	178,099	137,602	116,850
Inventories	125,983	125,146	101,341
Deferred income taxes	6,829	6,829	6,744
Prepaid expenses and other current assets	12,903	10,113	10,324
Total current assets	$560,807	$547,508	$466,715
Property, plant and equipment, net	46,070	45,801	38,895
Deferred income taxes	12,842	12,842	11,405
Intangible assets, net	33,711	34,273	393
Investments in non-marketable securities	2,584	1,857	817
Refundable deposits and prepaid pension costs	612	593	569
	95,819	95,366	52,079
Total assets	$656,626	$642,874	$518,794

Liabilities, minority interest and stockholders’ equity
Current liabilities:
Accounts payable	$160,269	$171,218	$120,407
Income tax payable	7,333	7,333	11,666
Dividends payable	39,710	---	---
Other accrued expenses and other current liabilities	15,738	16,023	21,206
Total current liabilities	$223,050	$194,574	$153,279
Accrued pension liability	$196	$196	$192
Total liabilities	$223,246	$194,770	$153,471
Minority interest	$3,084	$1,715	$1,396
Stockholders’ equity:
Ordinary share, US$0.0001 par value, 198,548,799, 197,661,063, and 193,600,302 shares issued and outstanding at September 30, 2007, June 30, 2007 and December 31, 2006, respectively	20	20	19
Additional paid-in capital	260,980	259,189	221,666
Accumulated other comprehensive loss	(146)	(198)	(275)
Unappropriated earnings	169,442	187,378	142,517
Total stockholders’ equity	$430,296	$446,389	$363,927
Total liabilities, minority interest and stockholders’ equity	$656,626	$642,874	$518,794

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2007	2006	2007

Cash flows from operating activities:
Net income	$21,773	$2,625	$26,842
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,179	1,119	2,587
Write-off of in-process research and development	---	---	900
Share-based compensation expenses	1,284	11,456	1,533
Minority interest, net of tax	(316)	157	(247)
Loss (gain) on disposal of property, plant and equipment	(16)	---	204
Gain on sale of subsidiary shares and investments in non-marketable securities, net	(112)	(11)	(125)
Gain on sale of marketable securities, net	(31)	(12)	(23)
Deferred income taxes	---	132	(727)
Inventories write downs	3,264	469	5,103
Changes in operating assets and liabilities:
Accounts receivable	15,850	(14,772)	(8,661)
Accounts receivable from related parties	(40,994)	(5,096)	(31,856)
Inventories	(4,032)	(7,838)	(10,868)
Prepaid expenses and other current assets	(4,390)	(2,530)	486
Accounts payable	(10,949)	8,815	49,753
Income tax payable	---	(1,075)	(4,333)
Other accrued expenses and other current liabilities	(114)	3,477	4,071
Net cash provided by (used in) operating activities	(14,604)	(3,084)	34,639

Cash flows from investing activities:
Purchase of property, plant and equipment	(2,500)	(5,691)	(6,877)
Proceeds from sale of property, plant and equipment	3	---	3
Purchase of available-for-sales marketable securities	(12,144)	(10,608)	(11,723)
Sales and maturities of available-for-sale marketable securities	9,404	8,480	11,258
Proceeds from sale of subsidiary shares and investments in non-marketable securities by Himax Technologies Limited	144	27	131
Purchase of investments in non-marketable securities	(750)	(1,410)	(1,040)
Purchase of subsidiary shares from minority interest	(112)	(64)	(46)
Refund from (increase in) refundable deposits	(15)	(92)	76
Release (pledge) of restricted cash equivalents	---	424	(91)
Net cash used in investing activities	(5,970)	(8,934)	(8,309)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Figures in Thousands of U.S. Dollars)

	Three Months Ended September 30,		Three Months Ended June 30,
	2007	2006	2007
Cash flows from financing activities:
Proceeds from issuance of new shares by subsidiaries	$2,290	$655	$---
Acquisition of ordinary shares for retirement	---	---	(625)
Net cash provided by (used in) financing activities	2,290	655	(625)
Effect of exchange rate changes on cash and cash equivalents	22	73	(35)
Net increase (decrease) in cash and cash equivalents	(18,262)	(11,290)	25,670
Cash and cash equivalents at beginning of period	137,508	166,884	111,838
Cash and cash equivalents at end of period	$119,246	$155,594	$137,508

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	$24	$21	$4,706
Supplemental disclosures of non-cash investing and financing activities:
Payable for purchase of equipment and construction in progress	$6	$(1,750)	$(4,473)
Dividends payable	$39,710	$---	$---

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Figures in Thousands of U.S. Dollars)

Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended September 30,		Three Months Ended June 30,
	2007	2006	2007
Revenues	$243,337	$177,105	$222,883

Gross profit	54,711	30,818	45,431
Add: Share-based compensation – Cost of revenues	355	208	25
Gross profit excluding share-based compensation	55,066	31,026	45,456
Gross margin excluding share-based compensation	22.6%	17.5%	20.4%

Operating income	19,891	775	24,886
Add: Share-based compensation	15,710	11,456	1,533
Operating income excluding share-based compensation	35,601	12,231	26,419
Add: Acquisition-related charges – In-process R&D write off	---	---	900
– Intangible assets amortization	554	---	742
Operating income excluding share-based compensation and acquisition-related charges	36,155	12,231	28,061
Operating margin excluding share-based compensation and acquisition-related charges	14.9%	6.9%	12.6%
Net income excluding share-based compensation and acquisition-related charges	38,037	14,081	30,017
Net margin excluding share-based compensation and acquisition-related charges	15.6%	8.0%	13.5%

* Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
* Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
* Net margin excluding share-based compensation and acquisition-related charges equals net income excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule
(Figures in Thousands of U.S. Dollars)

Gross Margin and Operating Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Nine Months Ended September 30,
	2007	2006
Revenues	$651,111	$523,639

Gross profit	136,203	101,288
Add: Share-based compensation – Cost of revenues	405	250
Gross profit excluding share-based compensation	136,608	101,538
Gross margin excluding share-based compensation	21.0%	19.4%

Operating income	61,537	43,244
Add: Share-based compensation	18,762	13,657
Operating income excluding share-based compensation	80,299	56,901
Add: Acquisition-related charges – In-process R&D write off	1,600	---
– Intangible assets amortization	1,483	---
Operating income excluding share-based compensation and acquisition-related charges	83,382	56,901
Operating margin excluding share-based compensation and acquisition-related charges	12.8%	10.9%
Net income excluding share-based compensation and acquisition-related charges	88,479	57,746
Net margin excluding share-based compensation and acquisition-related charges	13.6%	11.0%

* Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
* Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
* Net margin excluding share-based compensation and acquisition-related charges equals net income excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Unaudited Supplemental Data – Reconciliation Schedule

Diluted Earnings Per Share Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months Ended September 30, 2007	Nine Months Ended September 30, 2007
Diluted GAAP EPS	$0.11	$0.34

Add: Estimated share-based compensation per diluted share	$0.08	$0.09
Add: Estimated acquisition-related charges	$ ---	$0.02
Diluted non-GAAP EPS excluding share-based compensation and acquisition-related charges	$0.19	$0.45

Numbers do not add up due to rounding

Exhibit 99.2

LIVE CALL INFORMATION	REPLAY INFORMATION
Friday, November 2, 2007 7AM Taiwan Thursday, November 1, 2007 7PM NYC CEO / CFO Number: 1-201-689-8561 Listener Call Number: 1-201-689-8560	Accessible 2 hours after the call through noon on Friday, November 9, 2007 Taiwan Replay Number: 1-201-612-7415 Account number: 3055 Conference ID number: 258193

Operator Intro: Welcome to Himax Technologies third quarter 2007 results Conference Call.  At this time, all participants are in a listen-only mode.  Later we will conduct a question and answer session.  At that time, if you have a question, you will need to press the star 1 on your push button phone.  The call is scheduled for one hour.

As a reminder, this conference is being recorded today.  A replay will be available 2 hours after the call today, through noon on Friday, November 9, 2007 in Taiwan.  The replay dial-in number is 1-201-612-7415 with account number 3055 and conference ID number 258193.  The replay will also be accessible at www.himax.com.tw.

David

Thank you operator. Welcome everyone to Himax’s third quarter 2007 earnings call.  Joining us from the company are Mr. Jordan Wu, President and Chief Executive Officer, and Mr. Max Chan, Chief Financial Officer.  After the company’s prepared comments we will have time for any questions.

If you have not yet received a copy of today’s results release, please call The Ruth Group at 646-536-7003.  Or you can get a copy off of Himax’s website.

Before we begin the formal remarks, the Company’s attorneys advise that certain statements in this conference call, including statements regarding expected future financial results and industry growth, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this conference call.

Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products; reliance on a small group of principal customers; continued success in technological innovations; ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; and other risks described from time to time in the Company’s SEC filings, including its Form 20-F dated June 22, 2007, as amended.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

At this time, I would now like to turn the call over to Mr. Jordan Wu.  Please go ahead, sir.

1

Mr. Jordan Wu

Thank you David and thank you everyone for joining us on today’s call.

I will now start with a brief highlight of Himax’s performance during the third quarter of 2007 and discuss the outlook for the fourth quarter of 2007.  Max, our CFO, will then provide further details on our financial performance.

Our third quarter revenues came in within our guidance. At the same time, both gross margin and EPS were able to beat our guidance. This was another strong quarter for us.

In the third quarter, we achieved record high net revenues of $243.3 million, representing a 37.4% growth year-over-year and a 9.2% growth sequentially. The increase in revenue was primarily due to increase in demand for large applications products, especially TV, as we enter the strong season in the second half of the year.

Revenues from large panel display drivers were up 29.1% from the same period last year, or up 10.0% sequentially and accounted for approximately 82.9% of our total revenues in the third quarter.  Customers maintained high level of fab utilization to meet high demands for all of TV, monitor and notebook panels as holiday season approaches.

Revenues from small- and medium-sized display drivers grew 118.5% year-over-year and grew 2.6% sequentially. Small- and medium-sized revenue accounted for about 14.2% of our total revenues. While demand for handset in the third quarter was strong, capacity constrained at the panel maker’s level limited our handset shipments.

Our gross margin was 22.5% in the third quarter of 2007, up 510 basis points year-over-year and 210 basis points sequentially. We are pleased that we were able to improve our gross margin for the fourth consecutive quarter.  This positive trend showed the results of our continued efforts in diversifying our product offering and supplier base.

Our GAAP operating income was $19.9 million, up almost twenty-five folds from approximately $800 thousand in the same period last year, and down from $24.9 million in the previous quarter.

2

The year-over-year increase was a result of achieving record high quarterly revenue, improving gross margin from a historical low level in the same period last year, and maintaining our operating expense at a relatively stable level. The sequential decline is primarily due to granting of our 2007 RSUs at the end of September.

Our GAAP net income came in at $21.8 million, up seven folds from $2.6 million in the same period last year, and down from $26.8 million in the previous quarter. EPS was $0.11, as compared to $0.01 in the same period last year and $0.14 in the previous quarter.

Excluding share-based compensation and acquisition-related charges, we achieved a record-high non-GAAP operating income of $36.2 million, up significantly from $12.2 million in the same period last year, and up from $28.1 million in the previous quarter. Also, we posted a record-high non-GAAP net income of $38.0 million, up considerably from $14.1 million in the same period last year, and up from $30.0 million in the previous quarter. Non-GAAP EPS of $0.19, also a record-high, was up from $0.07 in the same period last year and up from $0.15 in the previous quarter.

We made a 2007 annual RSU grant of approximately $26.4 million of which approximately 54.5% was paid out in cash and vested and expensed immediately. The remainder of the 2007 grant will be paid in restricted share units, which will be vested in three equal installments over the next three years, resulting in a maximum of approximately 1.5% dilution to our total shares outstanding. Max will provide more details on the 2007 RSU grant.

On October 12, we announced plans to spin-off our TV and monitor chipset operation, which will be named Himax Media Solutions, Inc., a wholly-owned subsidiary of Himax Taiwan upon its establishment. Himax Media Solutions, Inc. will be focusing on expanding market share in the global TV and monitor chipset market opportunity. We have identified certain strategic investors and have planned to invite them to partner with us in the future. We’ve already had a good working relationship with these partners, with our chips designed into several of their LCD TV and monitor projects. We believe this new company structure will allow us to better focus our resources for the global TV and monitor chipset market opportunity.

On November 1,our board approved a stock repurchase program that authorizes the Company to repurchase up to $40 million worth of the Company's American Depository Receipts, or ADRs,

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in the open market or through privately negotiated transactions, depending on prevailing market conditions and other factors. The program does not obligate Himax to acquire any particular amount of ADRs and may be modified or suspended at any time at the Company's sole discretion. With the repurchase program, we reaffirm our confidence and optimism in the long term future of the company. This also demonstrates our commitment to deliver value to our shareholders.

Now let me talk about our guidance for the fourth quarter of 2007.

We expect revenue growth for large application to decelerate as we approach seasonal downturn in the second half of the fourth quarter. However, we are excited about the outlook for our small- and medium-sized product segment as shipments of our new generation products to previously designed-in customers are either being ramped at present or expected to ramp up in the next quarter and onward.

Overall, we expect revenue to grow around mid-single digit in the fourth quarter and gross margin to remain flat.  We expect diluted GAAP EPS to be in the range of $0.16 to $0.17.

Now let me turn over to Max Chan, our CFO, for some financial details.

Mr. Max Chan

Thank you, Jordan.

Our net revenues in the third quarter were $243.3 million, representing a year-over-year growth of 37.4% and a sequential growth of 9.2%.

Our gross margin increased to 22.5% from 20.4% a quarter ago, primarily due to product mix change.

Our GAAP operating expenses were $34.8 million in the third quarter, up from $20.5 million in the previous quarter, primarily due to the annual grant of 2007 RSUs at the end of September.

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Our non-GAAP operating expenses, excluding share-based compensation and acquisition-related charges were approximately $18.9 million in the third quarter, slightly increased from approximately $17.4 million in the previous quarter. In the third quarter, share-based compensation was approximately $15.7 million, and acquisition-related charges were approximately $0.6 million.

The fair value of our 2007 annual RSU grant was around $26.4 million, of which approximately 54.5% or $14.4 million was paid out in cash, and vested and expensed immediately. The remainder of the grant will be vested in three equal installments over the next three years. Total share-based compensation accrued in the third quarter, including expenses from legacy grants amounted to $15.7 million, or $0.08 per diluted share.

Our net cash used in operating activities was approximately $14.6 million, down from approximately $34.6 million provided for in the previous quarter. The decline was primarily due to the cash payout of 2007 RSU grant and significant increase in sales in the third quarter.

On August 15, we announced that the board of directors declared a dividend of US$0.20 per ordinary share of the company, or approximately $40 million. The dividend was paid out on October 30, 2007 to shareholders of record on October 5th.

Capital expenditure for the third quarter was approximately $2.5 million, mainly for the purchase of software, equipments and subsequent payments relating to the earlier construction of our headquarters.

Our total headcount remained literally unchanged at around 1,050 at the end of the third quarter.

Jordan provided our 4Q07 outlook earlier. We are basing that guidance on approximately 199.5  million diluted weighted average outstanding shares.

Operator, that concludes our prepared remarks.  We can now take any questions.

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